News Release

RESIN SYSTEMS ANNOUNCES COMPLETION OF $25 MILLION

UNSECURED CONVERTIBLE DEBENTURE OFFERING

Edmonton, Alberta, October 7, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company ("RS"), announced today that it has completed the previously announced private placement of $25,000,000 principal amount of unsecured convertible debentures (the "Debentures") of RS due October 7, 2010 and bearing interest at 8.5% per annum payable semi-annually on June 30 and December 31 of each year (each an "Interest Payment Date").

Kingsdale Capital Markets Inc. and Research Capital Corporation (collectively, the "Agents") of Toronto, Ontario, acted as co-lead agents in connection with the brokered portion of the private placement.  In consideration for their services, RS paid the Agents a cash fee equal to $1,344,900, representing approximately 6% of the gross proceeds of the private placement raised by the Agents.  In connection with the non-brokered portion of the private placement, RS paid arm's length finders an aggregate cash fee equal to $64,438.

The principal amount of the Debentures are convertible at the holder's option into common shares ("Common Shares") of RS at a conversion price of $2.90 per share at any time prior to the close of business on the earlier of October 6, 2010 and the business day immediately preceding the date specified by RS for redemption of the Debentures.  The holder of a Debenture surrendered for conversion on this basis shall not be entitled to receive accrued and unpaid interest in respect thereof for the period up to the date of conversion from the date of the latest Interest Payment Date.

The Debentures are redeemable by RS, in whole or from time to time in part, at any time after October 6, 2007, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, provided that the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is given exceeds $3.63.  On redemption or maturity, RS may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures by issuing and delivering that number of freely tradeable Common Shares obtained by dividing the principal amount of the Debentures by 95% of the weighted average trading price of the Common Shares on the TSXV for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or maturity, as the case may be.

Upon a change of control involving the acquisition of voting control or direction over 66 2/3% or more of the issued and outstanding Common Shares, RS shall be required to make an offer to purchase the Debentures then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

RS intends to use the net proceeds of the offering to fund the expansion of its existing operations, future acquisitions and for general working capital purposes.

The Debentures and the Common Shares to be acquired upon conversion, maturity or redemption of the Debentures, will be subject to a four month hold period and are subject to restrictions on resale prior to February 7, 2006.

This news release shall not constitute an offer to sell or to buy securities in any jurisdiction.  These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company's patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented in three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard™ modular composite utility pole. RS is in the process of commercializing the RStandard™ for sale to power utility companies both domestically and internationally.  For the latest on the company's developments, click on 'Latest News' on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg S. Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Phone: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.